

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 12, 2008

VIA U.S. MAIL

Sean B. O'Connor
Chief Financial Officer
LeCroy Corporation
700 Chestnut Ridge Road
Chestnut Ridge, New York 10977

      Re: LeCroy Corporation
               Form 10-K for the fiscal year ended June 30, 2007
               Filed September 13, 2007
               File No. 000-26634

Dear Mr. O'Connor:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief